Exhibit 99.1

[EXTRACT FOR FILING WITH THE BVI REGISTRAR BY THE COMPANY’S REGISTERED AGENT]

YY Group Holding Limited (the Company)

COPY EXTRACT OF WRITTEN RESOLUTIONS ADOPTED BY THE COMPANY’S BOARD OF DIRECTORS PURSUANT TO THE MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE COMPANY, DATED ………. AUGUST 2026

IT IS RESOLVED THAT WITH EFFECT FROM THE DATE OF THESE RESOLUTIONS:

1.	Subject to registration by the BVI Registrar of Corporate Affairs, Clause 2 of the Company’s memorandum of association be deleted in its entirety and replaced with the following:

“2. Name

The name of the Company is YYForce Inc..”

2.	The Company’s registered agent is authorised and directed to make any necessary filing with the BVI Registrar of Corporate Affairs in connection with these resolutions.